Exhibit 6.3

AMENDMENT TO STOCK PURCHASE AGREEMENT

This AMENDMENT TO STOCK PURCHASE AGREEMENT (this “Amendment”) is entered into as of December 31, 2025, by and between Entertainment Arts Research Inc, a Nevada corporation (the “Purchaser”), and Kendrick Global Brands LLC, (“Seller”) and Richard Papaleo as Sellers’ Proxy Representative under the Purchase Agreement (as defined below) (the “Proxy Rep”). All capitalized terms that are used and not defined elsewhere in this Amendment shall have the respective meanings ascribed to them in the Purchase Agreement (as defined below).

WHEREAS, the Purchaser entered into that certain Stock Purchase Agreement, dated as of October 10, 2025 (the “Purchase Agreement”), with Kendrick Global Brands LLC a Wyoming LLC, and Richard Papaleo Proxy Representee set forth on the signature pages attached thereto and each other Person who represents the owners of said Shares and executed a Joinder to Stock Purchase Agreement and the Sellers’ Rep;

WHEREAS, pursuant to the terms of the Purchase Agreement, the Purchaser may issue 200 million shares of its common stock, valued at the Closing Price, to certain Sellers in satisfaction of the acquisition of LLC units of Kendrick Global Brands LLC;

WHEREAS, pursuant to the Purchase Agreement, the Purchaser and the Sellers’ Proxy Rep have the authority to amend the provisions of the Purchase Agreement without further consent of the other parties thereto; and

WHEREAS, the Purchaser and the Sellers’ Proxy Rep desire to amend the Purchase Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the parties hereto agree as follows:

1. Amendment to change issuance from common shares to preferred shares. Section

1.8(a) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

2. All parties agree to amend this said agreement that instead of issuing 200 million common shares it is agreement by all parties to instead issue 40,000 preferred series “A” preferred shares to Michael Anthony and Kendell Smith.

4. No Other Amendments. Unless expressly amended by this Amendment, the terms and provisions of the Purchase Agreement shall remain in full force and effect.

5. Conflicting Terms. Wherever the terms and conditions of this Amendment and the terms and conditions of the Purchase Agreement are in conflict, the terms of this Amendment shall be deemed to supersede the conflicting terms of the Purchase Agreement.

6. Titles and Subtitles. The titles of the sections and subsections of this Amendment are for convenience and reference only and are not to be considered in construing this Amendment.

7. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Nevada without regard to the choice of law principles thereof.

8. Counterparts. This Amendment may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be original and all such counterparts shall together constitute one and the same instrument.

1

IN WITNESS WHEREOF, the undersigned have executed and delivered this Amendment as of the date first written above.

By:	/s/ William Coogan
Name:	WILLIAM COOGAN
Title:	CEO, ENTERTAINMENT ARTS RESEARCH INC

By:	/s/ Richard Papaleo
Name:	RICHARD PAPALEO
Title:	CEO, BIZNET WORLDWIDE VENTURES INC.

RICHARD PAPALEO in his capacity as

PROXY VOTE REPRESENTATIVE

2